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                 CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.


               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

Prior to November 1998, Chadwell Hall Holdings, Ltd. ("CHH") owned approximately 25% of GlobalFirst Holdings, Ltd. ("GlobalFirst"). In November 1998, CHH acquired the remaining 75% majority interest in GlobalFirst held by other parties. CHH entered this transaction in order to facilitate the subsequent sale of GlobalFirst to Clariti Telecommunications International, Ltd. ("Clariti") in December 1998.

The following unaudited pro forma combined financial statement is based on the historical financial statements of Clariti Telecommunications International, Ltd. ("Clariti") and GlobalFirst Holdings, Ltd. ("GlobalFirst") adjusted to give effect to the purchase by CHH of the 75% majority interest in GlobalFirst and the subsequent acquisition of GlobalFirst by Clariti. The unaudited pro forma combined financial statement gives effect to the acquisition of GlobalFirst by Clariti in a transaction to be accounted for as a reverse acquisition under the purchase method of accounting. The pro forma adjustments are based upon preliminary allocations of purchase price and upon the assumptions described in the accompanying notes. Actual allocations of purchase price are likely to be different from that reflected in this pro forma financial statement. References in this document to data presented on a "pro forma basis" as of any date or for any period shall have the meaning set forth above with respect to such date or period.

The unaudited pro forma combined financial statement should be read in conjunction with the consolidated financial statements of Clariti appearing elsewhere in this document. The unaudited pro forma combined financial statement is presented for information purposes only and is not necessarily indicative of the results that would have been reported had such events occurred on the dates specified, nor is it indicative of Clariti's future results.





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              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
          (Dollars and Shares in Thousands, Except Per Share Amounts)


                                          As Restated
                                              (a)                        As
                                          -----------    Pro Forma    Restated
                             Historical   Historical    Adjustments     (a)
                              Clariti     GlobalFirst     for the     ---------
                              Telecoms.    Holdings     Acquisitions  Pro Forma
                             Int'l Ltd.      Ltd.           (b)       Combined
                             ----------   -----------   -----------   ---------
Revenue                       $     -      $ 16,870       $      -    $ 16,870

Cost of revenue                     -        23,105              -      23,105
                              -------      --------       --------    --------
Gross profit (loss)                 -       ( 6,235)             -     ( 6,235)

Sales and marketing                 -         1,013              -       1,013
Research and development          867             -              -         867
General and administrative      1,861        10,986              -      12,847
Amortization                        -             -         14,244(c)   14,244
                              -------      --------       --------     --------

Net loss                       (2,728)      (18,234)       (14,244)    (35,206)

Other comprehensive loss:
  Foreign currency trans-
   lation adjustments               -           235              -         235
                              -------      --------       --------    --------
Comprehensive loss            $(2,728)     $(17,999)      $(14,244)   $(34,971)
                              =======      ========       ========    ========

Weighted average number
 of shares outstanding                                                 111,945

Basic and diluted loss
 per common share                                                     $(  0.31)
                                                                      ========








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NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
--------------------------------------------------------------
(a) Subsequent to the issuance of the Company's unaudited pro forma combined statement of operations for the six ended December 31, 1998, it was determined that GlobalFirst had recognized certain revenue improperly. GlobalFirst's systems lacked the capability to generate reports detailing the used and unused minutes on outstanding prepaid calling cards, which required management to estimate the minutes used during the reporting periods. Subsequent to the filing of the December 31, 1998 Form 10-QSB, reporting capabilities were developed and analyses indicated that the original estimates made by GlobalFirst management overstated the minutes used on outstanding prepaid calling cards and earned revenues for the period. As a result, the accompanying unaudited pro forma combined statement of operations for the six months ended December 31, 1998 presents restated results. A summary of the effects of the restatement follows (in thousands, except per share data):

                            Historical GlobalFirst        Pro Forma Combined
                           ------------------------     -----------------------
                                          Amounts                    Amounts
                            Restated     Previously      Restated    Previously
                            Amounts       Reported       Amounts      Reported
                           ----------    ----------     ----------   ----------
    Revenue                $  16,870     $  20,536      $  16,870    $  20,536
    Gross loss             $(  6,235)    $(  2,569)     $(  6,235)   $(  2,569)
    Net loss               $( 18,234)    $( 14,568)     $( 35,206)   $( 31,540)
    Comprehensive loss     $( 17,999)    $( 14,333)     $( 34,971)   $( 31,305)
    Net loss per share -
     basic and diluted                                  $(   0.31)   $(   0.28)


(b) The Unaudited Pro Forma Combined Statement of Operations has been prepared to reflect the December 1998 business combination between Clariti and GlobalFirst as a reverse acquisition in which GlobalFirst is considered the acquiror and Clariti is considered the acquired company. Under the terms of the transaction, Clariti acquired 100% of the capital stock of GlobalFirst in exchange for 76,571,500 shares of Clariti common stock. In conjunction with the acquisition, GlobalFirst's parent company, Chadwell Hall Holdings, Ltd. ("CHH") and an affiliated company, Corporate and Legal Nominees, Ltd., combined to purchase a total of 11,428,500 shares of Clariti's restricted common stock for $20,000,000.

    Additionally, the Unaudited Pro Forma Combined Statement of Operations reflects the November 1998 acquisition of the 75% majority interest in Global First by CHH, for consideration which approximated $100 million.

(b) Pro forma adjustment reflects amortization of intangible assets resulting from the acquisitions on a straight-line basis over a useful life of five years. Management has not yet allocated any of the excess purchase price of either acquisition to identifiable intangible assets such as technology, in-process research and development, or goodwill, as final valuations of any potential intangible assets are not currently available. Appropriate revisions will be made when the final valuations are available. The useful life of any individual asset so identified may differ from the five-year amortization period reflected in this Pro Forma Combined Statement of Operations.
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